December 20, 2012

FEDERAL EXPRESS AND

EDGAR CORRESPONDENCE

Lyn Shenk

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SkyWest, Inc.
Form 10-K: For the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File No. 000-14719
Response to Staff Letter Dated December 6, 2012

Dear Mr. Shenk:

We have reviewed the comments set forth in your letter dated December 6, 2012, regarding the Annual Report on Form 10-K of SkyWest, Inc. (“SkyWest”) referenced above, and offer the following responses.  For ease of reference, each of our responses is preceded by a bolded restatement of the applicable comment set forth in your letter.

Form 10-K: for Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis

Financial Highlights, page 42

1.              Please consider disclosing the significant items that caused material changes in results between comparative periods or a loss for a particular period.  For example, on a consolidated basis and for the ExpressJet segment, you reported a net loss in 2011 of $27.3 million and segment loss of $98.8 million, respectively, and respectively for 2010 net income of $49.6 million and segment profit of $23.1 million without providing any highlighting information about the significant changes between periods and losses in the latest period.

RESPONSE: In future filings we will enhance our disclosure of significant items that caused material changes in the results of operations between comparative periods in the Financial Highlights section of Management’s Discussion and Analysis.

2.              In the first full paragraph at the top of page 43, you specifically highlight amounts for CRJ 200 engine maintenance expenses.  It appears that these expenses are directly reimbursed to you under your contractual arrangements with your partnering airlines.  Please explain to us and disclose the significance to investors of highlighting this expense.

RESPONSE:  Under our Delta Connection contract flying agreements, we are directly reimbursed for engine maintenance costs as incurred.  However, under our United Express contract flying agreements with SkyWest Airlines and ExpressJet, we are compensated for aircraft maintenance expense, including engine maintenance expense, at fixed hourly rates.  Thus, under our United Express agreements with SkyWest Airlines and ExpressJet, the revenue earned each reporting period will not directly match the engine expense incurred each reporting period due to the multi-period intervals for engine maintenance events.  We believe it is significant for the investor to understand the financial impact resulting from the engine maintenance events incurred under the SkyWest Airlines and ExpressJet United Express agreements for the comparable reporting periods.  In future filings we will clarify our explanation of the impact engine maintenance events had on our financial results.

Results of Operations, page 45

3.              Please include a comparative analysis of the significant factors affecting the results of operations of each segment.  This is not apparent from your current analysis that appears to be solely on a consolidated basis.

RESPONSE: In future filings we will enhance our disclosure of significant factors affecting the results of operations for each segment in the Results of Operations section of Management’s Discussion and Analysis.

4.              In the comparative analysis of consolidated revenues for each period, you present a table that shows the amount of total passenger revenues less amounts for certain items that have been reimbursed.  However, it appears in your contractual arrangements with partnering airlines that you are directly reimbursed for other items recorded as passenger revenues that are not shown in the table, like interest, aircraft ownership costs, insurance ground handling and CRJ 200 engine maintenance.  So that investors may get a better understanding of your overall passenger revenues, please consider a table that lists separately amounts recorded for each type of material reimbursed item.

RESPONSE:  In the comparative analysis of consolidated revenues for each period, we separately disclosed the amount of fuel and engine overhaul expense that was directly reimbursed under our contract flying agreements and recorded as revenue for the period.  We separately disclosed the fuel and engine reimbursements because these items had a significant impact on the comparability of revenue for the periods presented.

Given we have multiple contract flying agreements and each agreement has a variation of expense items subject to direct reimbursement, we do not believe it would be meaningful to disclose each directly reimbursed item applicable to each agreement.  However, in future filings we will address the impact of directly-reimbursed items on revenue and continue to separately disclose the directly reimbursed items that have a significant impact on the comparability of revenue for the periods presented and provide additional explanation why elected to separate certain revenue components for the reader.

Consolidated Statements of Operations, page 65

5.              Reference is made to Note 1 — Other Revenue Items on page 75.  In this regard, we note that you have earned revenues under those code-share agreements for amounts per aircraft designed as a reimbursement for certain aircraft ownership costs.  You also state that “the Company has concluded that a component of its revenue under these agreements is rental income, inasmuch as the agreements identify the “right of use” of a specific type and number of aircraft over a stated period of time.”  We also note that the amounts you deem as rental income under the agreements were approximately 14.3%, 17.8% and 18.7% of consolidated operating revenues for fiscal years 2011, 2010 and 2009, respectively.  Please note that the guidance in Rule 5-03(b) and 5-03(b)(1)(c) of Regulation S-X requires separate disclosure of income from rentals on the consolidated statement of operations if the amount exceeds 10% of your consolidated operating revenues.  In addition, Rule 5-01(b)(2)(c) also requires separate disclosure of expenses applicable to rental income.  It appears that you should reclassify and present these applicable rental revenues and expenses separately on the face of the consolidated statement of operations.  Please advise and revise accordingly.

RESPONSE:  SkyWest Airlines and ExpressJet generally provide regional flying to our major airline partners under long-term, contract flying agreements.  Under our contract flying agreements, the compensation structure generally consists of a combination of agreed-upon rates for operating flights and direct reimbursement for other certain costs associated with operating the aircraft.

A component of our contact flying compensation is associated with the aircraft ownership cost.  However, under our contract flying agreements, compensation is an aggregate amount earned for operating flights and the agreements do not separate renting the aircraft from operating the aircraft.  Thus, the amount of deemed rental income on the aircraft is essentially the reimbursement of our aircraft ownership cost.  Accordingly, we don’t believe it is meaningful to separately state rental income in the consolidated statement of operations since it is not a separate activity of the total service provided and there is not a separate profitability measurement for the deemed rental activity.  Additionally, presenting the rental income and related expense separately on the consolidated statement of operations may mislead the reader to believe the contract flying agreement separates renting the aircraft from operating the aircraft, which is not the case.

Notes to Consolidated Financial Statements

Note (1) Nature of Operations and Summary of Significant Accounting Policies

Passenger and Ground Handling Revenues, page 72

6.              Your note disclosure of passenger and ground handling revenues does not describe the various components of items that may be included in these revenue amounts.  In this regard, we note that airline companies may generate revues from multiple components.  These sources of revenues can include such items as (i) the sale of the initial passenger ticket, (ii) reservation fees, (iii) ticket change fees, (iv) baggage and other service fees, (v) ground handling services for your aircraft (as compared to third party aircraft separately included in ground handling revenues), (vi) on-board food and beverages, (vii) commission income (marketing component) on sales of miles, and (viii) cargo fees for shipping mail and other cargo.  Please clarify your disclosure to specifically state the significant components of revenues that are included in each of these operating revenue categories.

In addition, it is unclear to us if you have any significant amounts of revenues from the sources listed above that are included in passenger revenues.  As it appears these ancillary sources of revenues would be distinct charges for additional services separate from the air transportation transaction (included in passenger revenues), they may be appropriately classified outside of passenger revenues in a separate “Other” operating revenue category.  As applicable, please re-evaluate your classification of any ancillary revenue items and consider whether separately classifying them within an other operating revenue category may be more appropriate.  As the appropriate classification of revenues may impact one’s operating statistics using passenger revenues and enables investors to analyze and compare performance measures among your peer airline companies, we believe it is important to appropriately classify such revenues.  Please advise and revise, as applicable.

RESPONSE:  Our primary source of revenue is generated from providing airline passenger service pursuant to the terms of our code-sharing agreements with our major airline partners, which is reflected as “Passenger” revenue in our consolidated statements of operations.  We additionally generate revenue from providing ground handling services for aircraft operated by third parties, which is reflected as “Ground handling and other” revenue in our consolidated statements of operations.  Our major airline partners retain the ancillary sources of revenue commonly associated with airlines on flights we operate under the code-sharing agreements.  In the event our sources of revenue change, we will evaluate the appropriate classification of such revenue in future filings.

Note (6) Income Taxes, page 82

7.              For the reconciliation of the statutory and effective rate on page 83, you disclose for 2011 that “Other, net” includes $7.2 million of benefit determined in connection with the preparation of the Company’s 2010 tax return that resulted in an increase in the ExpressJet deferred tax assets.  Please explain to us wheat this represents and the circumstances that generated this amount.

RESPONSE: In conjunction with the acquisition of ExpressJet Delaware on November 12, 2010, we made an estimate of ExpressJet Delaware’s calendar 2010 income tax losses attributed to the post-acquisition period from November 12, 2010 to December 31, 2010.  Accordingly, we recorded the estimated tax benefit from the post-acquisition income tax losses as a deferred tax asset as of December 31, 2010.  In 2011, in conjunction with the preparation of the Company’s 2010 income tax return, we revised our estimate that resulted in a larger allocation of ExpressJet’s calendar 2010 tax losses to the post-acquisition period than the amount estimated at December 31, 2010, which resulted in an increase to the deferred tax asset.  In future applicable filings, we will clarify the disclosure of this reconciling item.

Item 9A. Controls and Procedures, page 96

8.              Your description of controls and procedures appears to be abbreviated compared to the full definition of such in Exchange Act Rules 13a-15(e) and 15-d-15(e).  Also, the definition of controls and procedures is not limited to only “important” or “material” information as you have indicated in your disclosure.  To prevent any inference that your conclusion with respect to controls and procedures is qualified in scope, please include either a full description of controls and procedures as defined in the rules referred to above, or refer to the controls and procedures as defined in these rules.

RESPONSE: In future filings we will refer to the controls and procedures defined in Exchange Act Rules 13a-15(e) and 15-d-15(e).

Item 13. Certain Relationships and Related Transactions, page 98

9.              We note that this section incorporates by reference information from the Executive Compensation section of your definitive proxy statement.  However, there does not appear to be any information about related party transactions in the definitive proxy statements and there is no section or subsection entitled “Executive Compensation.”  Please explain why you have not disclosed any of the information required by Item 404 of Regulation S-K.

RESPONSE:  The reference to the heading “Executive Compensation” in our definitive proxy statement was inadvertent.  We will correct the reference in future filings.

By this letter, we also acknowledge that:

(i)                                     SkyWest is responsible for the adequacy and accuracy of the disclosures in the filings identified above;

(ii)                                staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings identified above; and

(iii)                             SkyWest may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in addressing the issues described above.  If you would like to discuss any issues presented by the comments and the responses contained in this letter, feel free to contact me at (435) 634-3220 or Brian Lloyd, our outside counsel, at (801) 257-7964.

Sincerely,

/s/ Eric J. Woodward
Eric J. Woodward
Chief Accounting Officer

cc: W. Steve Albrecht

Chair, Audit & Finance Committee